               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                             FORM 15

  Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the
                Securities Exchange Act of 1934.
                 COMMISSION FILE NUMBER:  0-4170

                  FOURTH FINANCIAL CORPORATION
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           100 North Broadway, Wichita, Kansas  67202
                         (316) 261-4444
           (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
          NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S
                  PRINCIPAL EXECUTIVE OFFICES)

              Common Stock, par value $5 per share
    Depositary Shares Each Representing a 1/16 Interest in a
     Share of Class A Cumulative Convertible Preferred Stock
    (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

                              None
 (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO
        FILE REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [X]     Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(1)(ii)       [ ]     Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(i)        [ ]     Rule 12h-3(b)(2)(ii)  [ ]
         Rule 12g-4(a)(2)(ii)       [ ]     Rule 15d-6            [ ]
         Rule 12h-3(b)(1)(i)        [X]

    APPROXIMATE NUMBER OF HOLDERS OF RECORD AS OF THE CERTIFICATION OR NOTICE DATE:

    Common Stock:                   0   Depositary Shares:     0

    Pursuant to the requirements of the Securities Exchange Act of 1934, BBI Kansas, Inc. (formerly known as Acquisition Sub, Inc.), as successor in interest to Fourth Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




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DATE:    February 1, 1996.  BBI KANSAS, INC.<F*>
                            (formerly known as Acquisition Sub, Inc.
                            as successor in interest to Fourth Financial
                            Corporation)


                            By:      /s/ Gregory L. Curl
                                ---------------------------------------
                                      Gregory L. Curl
                                      President

                  [FN]
                  <F*>    Fourth Financial Corporation merged into BBI Kansas,
                          Inc. (f/k/a Acquisition Sub, Inc.) on January 31, 1996. Pursuant to Rule 12g-4(b) under the Securities Exchange Act of 1934, as amended, this certification/notice is filed by BBI Kansas, Inc. as successor issuer.